(LETTERHEAD)


August 15, 2005

BY  FEDERAL  EXPRESS
BY  EDGAR

United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Mail  Stop  0407
450  Fifth  Street,  N.W.
Washington,  D.C.
20549

ATTENTION:     MR.  ALBERT  G.  PAPPAS
               STAFF  ATTORNEY
               -----------------------

Dear  Mr.  Pappas:

Re:     Amendment  No.  1  on  Form  SB-2
        Filed  June  21,  2005
        333-122449

I have received your letter dated July 19, 2005 regarding our above noted filing and I am enclosing the following documents for your review and consideration:

     Three  copies  of  the  "red-lined"  Form  SB-2A;

     Three  copies  of  the  Form  SB-2A  without  the  red-lines;

     Three  copies  of  your  letter  dated  July  19,  2005;  and

     Two  copies  of  this  letter.

As  in  our  prior  correspondence,  all  page  reference  numbers relate to the
"redlined"  copy  of  our  registration statement.   In addition, this letter is
organized  in  the  same  format  as  your  letter.

Prospectus  Cover  Page
-----------------------

1.   The  word  "Henley"  has  been  eliminated  as  mentioned in this comments.

2. The capital letters in the legends have been eliminated and are now highlighted in bold. The capital letters in the Risk Factor captions has also been eliminated and highlighted in bold. Please note in the Edgarized copy filed on the Internet the capital letters on the Prospectus Cover Page and in the heading of the Risk Factors show as capitals due to the program we are using. Since they are "highlighted' they appear as capitals. This is not the case in the redlined copies and copies without the redlined included herein.

Item  3.  Summary  Information  and  Risk  Factors,  page  1
------------------------------------------------------------

Summary  Information  of  Henley,  page  1
------------------------------------------

Henley  Ventures  Inc.,  page  1
--------------------------------

3.   In  response  to  this  comment  the  following  has  been  amended:

     The previous reference to "pre-exploration company" has been replaced throughout the registration statement as follows:

     (a)   Page  1,  Business,  first  paragraph:

     "we have no current operations since we have not commenced exploration work on the Red Bird."

     (b)   Risk  Factor  4,  first  paragraph,  second  sentence,  page  8

      Since  we  "have  no  current  operations"

     (c)   Page  26  -  "Mineral  Claims  and  Exploration  Work  Performed"

      The first sentence in this paragraph has been changed to read as follows:

      We are engaged in the exploration of " the Red Bird but to date have no current operations since we have not commenced exploration work on the Red Bird."

     (d)  "Description  of  Business",  page  27,  third  paragraph

      I have modified the first sentence of this paragraph to read "we will eventually be" pre-exploration company . since this is our intention.

     (e)  "Plan  of  Operation",  page  38,  first  paragraph

      The first  sentence  in  this  paragraph  has  been  changed  to  read:

      While we believe the Red Bird has value and should be explored further, we "do not have any current operations since we have not commenced exploration on the Red Bird."

     (f)  "Interim  Period",  page  43,  first  paragraph

      The  second  sentence  has  been  amended  to  read  as  follows:

     "We have no current operations since we have not commenced exploration work on the Red Bird".

      In describing the extent of our ownership rights to the Red Bird the following sentences have been inserted into the second paragraph on page 5 under the heading "Henley Ventures Inc."

     "We have the rights to all minerals below the overburden, being the dirt above the hard rock, except for coal which must be applied for under a separate license. We will not apply for the coal rights. In addition, we do not have the rights to any placer minerals; being particles of gold, gemstones or other heavy minerals of value contained within the overburden. To have the rights to placer minerals would result in us having to "stake" the Red Bird specifically for placer minerals. We will obtain the placer rights only if, during our exploration program, we verify there are placer minerals of value on the Red Bird".

     To describe why we have not registered with the Ministry the following has been inserted in the same paragraph as noted above on page 5.

     "We  have not registered with the Ministry the Red Bird under Henley's name
      due to not having the money available  to do so.   First, we would have to
      incorporate a British Columbia company at a cost of approximately $385, apply for a British Columbia Electronic Identification Number, the number assigned by the government to an individual or company wishing to acquire the rights to a mineral claim, at a cost of $20 and obtain a Free Miners License at a further cost of $400".

      The previous sixth paragraph in this section has been deleted in response to this comment. In addition, the following has been deleted elsewhere in this registration statement:

      Under the heading "Organization within Last Five Years", sub-heading "Mineral Claims and Exploration Work Performed" on page 26 in the second paragraph I have deleted the sentences relating to previous work performed on the HV.

      On page xxxx, the previous reference to "two mineral properties" has been changed to "one mineral property". In addition, the paragraph referring to the HV claims has also been eliminated.

     Under the heading "Number of Total Employees and the Number of Full Time Employees" in the second sentence of this paragraph on page 37 I have deleted the words "either the HV or" so that the paragraph now only refers to the Red Bird.

     In the business section on page 26, the following has been added to the second paragraph under the heading "Mineral Claims and Exploration Work Performed":

     The  HV  claims  expired  "on  January  24,  2005  when  Paul  Saulnier was
     successful in recording them in his own  name.   Henley  no longer has any
     interest  in  the  minerals  on  the  HV  claims."

     The above sentence was added to include the reason why the HV claims expired without being renewed by Henley since it had previously been mentioned in the above deleted paragraph on page 31.

     To clarify our direction in the future the following sentence has been added to the paragraph above the caption "Additional Mineral Properties" on page 26 as follows:

    "Henley's current focus of operations is the exploration of the Red Bird claim."

     The last two paragraphs, in this section, have been moved to the third paragraph on page 5 regarding the going concern opinion.

     As mentioned in your comment, I have added the following sentence to the Above noted paragraph:

    "It is extremely unlikely we will earn any revenue for a minimum of 5 years."

Risk  Factors,  page  3
-----------------------

4. The following Risk Factor captions have been changes in response to this comment:

     Risk  Factor  #3

     "Being a start up company, we have the inherit risks of not knowing the potential, if any, of the Red Bird, identifying quality people who are familiar with the exploration business, learning the various regulatory requirements associated with being a public company and not knowing a market maker who will obtain us a quotation on the OTC Bulletin Board."

     Risk  Factor  #4

      Since January 1, 2001, our date of inception, we have not made any revenue "and may never generate revenue" and have an accumulated losses of $106,918 "which might result in Henley having to cease its operations."

     Risk  Factor  #6

      Penny stock rule may result in fewer brokers willing to make a market in our shares "thereby reducing liquidity to our shareholders".

     Risk  Factor  #7

     "Without a public market there is no liquidity for our shares and our shareholders may never be able to sell their shares which would result in a total loss of their investment".

     Risk  Factor  #8

     "If a market develops for our shares the risk will be that our shares might be thinly traded with wide share price fluctuations resulting in analysts not being interest in our trading shares which will eventually result in permanent lower share prices".

     Risk  Factor  #9

      If we have to sell treasury shares, there will be a dilution effect to our shareholders "resulting in their percentage ownership in Henley being reduced accordingly".

     Risk  Factor  #11

      No matter how much money is spent on the Red Bird "the risk is that we might never identify a commercially viable ore reserve."

     Risk  Factor  #12

      Even with positive results during exploration, the Red Bird might never be put into commercial production due to inadequate tonnage, low initial prices or high extraction costs"

     Risk  Factor  #13

     During our exploration program, we will be subject to workers' accidents, climatic changes or difficult terrain "which might delay our exploration program, cost more money than budgeted or eventually cause Henley to cease operations."

     Risk  Factor  #15

     Within the exploration industry there are many small and large "exploration companies" seeking money, exploration properties and professional staff
    "which we, as a small under-financed company, will not be able to compete with thereby limiting our future growth."

     Risk  Factor  #16

     The majority of our directors have no history of managing an exploration company and its property "which will increase our costs if we have to hire professional staff to undertake various management functions."

     Risk  Factor  #17

     "If the Red Bird does not prove to have a commercially viable ore reserve on it, our lack of money puts serious doubt on whether we could acquire another mineral property thereby allowing us to stay in operations".

     Risk  Factor  #19

     "Not having key man insurance will results in no money being available to find a suitable replacement for a departing director or officer."

     Risk  Factor  #20

     "Not having our directors devote sufficient time to our affairs could result in business decisions not being made on a timely basis which could be detrimental to our future growth".

     Risk  Factor  #21

      Our directors and officers have other business interests which "takes time away from managing our affairs which might result in the future Henley having to hire professional staff, at substantial cost, to it to attend to its affairs".

The  majority  of  our  directors  .page  3
-------------------------------------------

5. I have revised Risk Factor 2 on page 7 to read as follows in response to your comment:

     "We have two part time officers who have not managed an exploration company and are unfamiliar with the reporting requirements of a company under the U.S. federal securities laws which will increase our overall costs if we are required to hire professional personnel to attend to our affairs.

      None of our two officers work full time for us due to having other business interests which take the majority of their time. Only Terry Heard, one of our directors and a professional geologist, has had any experience in managing an exploration company but, like Herb Moeller, Principal Accounting Officer, has never been involved with the reporting requirements of a company under the US. federal securities laws. For example, when Henley is subject to reporting requirements, we must file information with the SEC about:

      our  operations;
      our officers, directors and certain shareholders, including salaries, various fringe benefits and transactions between Henley and management;
      the financial condition of Henley, including financial statements audited by an independent certified public accountant;  and;
      our competitive position and material terms of contracts and lease agreements.

      We must continue to file these reports with the SEC as long as our securities are traded on the OTCBB. On an annual basis we will have to seek a shareholder vote on corporate matters thereby requiring us to provide a proxy statement to our shareholders, together with a proxy card. Our directors, officers and any shareholder who acquired more than five percent of our outstanding shares must file beneficial owners' reports. Unless our two part time officers are willing to spend more time addressing these matters, we will have to hire professionals to undertake these reporting requirements by Henley and this will increase the overall cost of operations."

6.     We are a start-up company        page 4
       ---------------------------------------

     In response to the first two sentences in this comment, I have inserted the following words in the fifth sentence of the paragraph on page 8 " since neither Mr. Hirij, the individual responsible for the day to day operations of Henley, nor Mr. Moeller have any geological experience."

     Under Risk Factor #16, on page 11, I have inserted the title of each officer as recommended in your comment.

Since  January  3,  2001,  our  date  of  inception  page  4
-------------------------------------------------------------

7. In the caption on page 8 the words have been added "and may never generate revenue".

      In the text, I have inserted the cost of each phase of exploration based on the amounts shown on pages 34 and 35.

Penny  stock  rule  .page  5
----------------------------

8. In response to this comment, I have inserted the following words in the last sentence of this paragraph on page 9:

     " ...due to the imposition of additional sales practices as more fully described on page 20 "

     Rather than repeat the additional work a broker is required to do with a penny stock, I have crossed referenced it to "Penny Stock Requirements" on page 20.

We  will  not  be  paying  a  dividend  in  the  immediate  future  .page  6
----------------------------------------------------------------------------

9. I have deleted this risk factor since I agree with the comment that it is not a risk to investors, Our intention, of not paying dividends in the future, has been described more fully on page 22 under "Dividend Policy".

Our  directors  and  officers  have  other  business  interests  page  9
-------------------------------------------------------------------------

10. In response to this comment, I have determined a consulting geologist, if we are unable to use the services of Terry Heard, will have to be hired at the start of each of our Phase programs indicated on pages 34 and
      35. Upon completion of that specific Phase of exploration, the consulting geologist will no longer be needed until we start the next Phase. We will only need one consulting geologist for each Phase. The number of days we will need the geologist has been determined at 66 based on Phases I to III as indicated on pages 34 and 35. The amount for geological services, whether Terry Heard or a consulting geologist is used, is included in each Phase under the heading of geological mapping and data computation, geological supervision and drill supervision.

      In addition, we will require an in-house accountant on a part time basis to meet the various filing requirements of a reporting company. The amount estimated was previously determined on page 39 as $4,500.

      The  following  sentences  have  been  added  to  the  text:

     "We will require, upon commencement of the start of each Phase of our exploration program, one consulting geologist at a cost of $300 a day to replace Terry Heard. Based on the number of days to complete each Phase, being a total of 66 days, a geologist will cost us approximately $19,800. In addition, since none of our directors and officers are familiar with statutory filings we will have to hire, upon this registration statement becoming effective, a part time in-house accountant at an estimated annual cost of $4,500 to prepare and file the various Form 10Q-SBs and 10K-SB."

Item  9.   Legal  Proceedings,  page  12
----------------------------------------

11. The word "not" and "any" should have been added to the last line of this section on page 17. This was an error which should not have been made but is now corrected. This is not and never has been any pending legal proceedings relating to the Red Bird.

Item  17.   Management's  Discussion  and Analysis or Plan of Operation, page 35
--------------------------------------------------------------------------------

(a)   Plan  of  Operations,  page  35
-------------------------------------

(ii)  Exploration  of  Red  Bird,  page  37
--------------------------------------------

12. As mention previously on page 39, "Management is prepared to advance this money in order to ensure this exploration program is complete." This refers to $5,800 to maintain the Red Bird in good standing until July 23, 2007.

      Under "(a) Plan of Operations" on page 38, I have eliminated the references to "obtaining money from institutional lenders guaranteed by our directors and officers; or (c) obtaining advances from our directors and officers."

      In the fourth sentence in the paragraph below the above, I have added the additional wording: "other than maintaining the Red Bird in good standing until July 23, 2007."

      I have eliminated the sentence in the same paragraph which previously stated "if this is the case, the only alternative is to have the directors and officers continue to make advances to Henley."

      The only financing option to allow the $40,667, now $40,052, to be paid in the next twelve months is through the sale of treasury shares. There is no guarantee investors will accept our shares even if we are a quoted company on the OTCBB and there is no way, at this time, to determine the price at which our shares could be issued. Therefore, I have inserted the following sentences on page 38.

     "The only alternative to meeting the cash requirements of the next twelve months, being $40,052, is through the issuance of treasury shares. At this time, management does not know if Henley's shares will be acceptable to the investing public or what the issuance price will be."

      On page 40, last paragraph above the sub-heading "(b) Analysis of Financial Conditions and Results of Operations" I have inserted the words " other than maintaining the Red Bird in good standing for a further year."

      In this same paragraph, I have deleted the previous reference to "or seek loans from either our directors or from financial institutes guaranteed by our directors."

13. In response to this comment, I have inserted the following sentence on page 39:

     "We are not anticipating undertaking any exploration work on the Red Bird until the spring of 2007."

Item  20.  Market  for  Common  Equity  and Related Stockholder Matters, page 44
--------------------------------------------------------------------------------

14. In the first paragraph under this section on page 46, I have eliminated the reference to "it is anticipated one or more" and replace it with "we will need a broker dealer".

Item  21.   Executive  Compensation,  page  45
----------------------------------------------

15. In response to this comment I have eliminated the references to "director" in the schedule, eliminated Claus Andrup due to Mr. Andrup never being an officer of Henley and included the title of Principal Accounting Officer for Herb Moeller.

      For disclosure of compensation to directors as indicated in Item 402 (f) of Regulation S-B, on page 48, I have included under the heading
     "Employment Agreement with Executive Officers and Directors" that "None of our directors have been paid any compensation in either cash or shares since the inception of Henley."

Item  27.  Exhibits
-------------------

16.   Updated consent from our independent auditors is attached under Exhibit
      23.2.

Thank  you  for  taking the time to review the above responses to your comments.

Yours  very  truly;
Henley  Ventures  Inc.



Per:  /s/ "Sam Hirji"
-------------------------------------------
Sam  Hirji,  Principal  Executive  Office,
President  and  Director

Enclosures